COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 11 DATED NOVEMBER 17, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009, and Supplement No. 10 dated November 2, 2009, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	potential real property investments;
(4)	selected financial data and portfolio information as of September 30, 2009;
(5)	distributions as of September 30, 2009;
(6)	fees paid to affiliates as of September 30, 2009;
(7)

a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was filed in our Quarterly Report on Form 10-Q on November 12, 2009; and

(8)	updated financial information regarding Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008. Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan. As of November 17, 2009, we had accepted investors’ subscriptions for, and issued, 81,902,119 shares of our common stock in the offering, resulting in gross proceeds of approximately $818.5 million. As of November 17, 2009, we had approximately 168,097,881 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of November 17, 2009, we owned 91 properties, comprising approximately 2.5 million gross rentable square feet of commercial space, and 11 land parcels, comprising approximately 5.8 million square feet of land subject to ground leases, located in 30 states. Properties acquired between October 30, 2009 and November 17, 2009 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price (1)
L.A. Fitness — Glendale, AZ	Fitness	L.A. Fitness International, LLC	38,000	$6,400,000
Staples — Iowa City, IA	Office Supply	Staples the Office Superstore East, Inc.	18,049	4,180,000
University Plaza — Flagstaff, AZ	Shopping Center	Various	163,620	17,165,000
			219,669	$27,745,000

(1)	Purchase price does not include acquisition costs.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of November 17, 2009, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 91 properties, consisting of approximately 2.5 million gross rentable square feet of commercial space, and 11 land parcels, comprising approximately 5.8 million square feet of land subject to ground leases, located in 30 states. The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between October 30, 2009 and November 17, 2009 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Physical Occupancy
L.A. Fitness — Glendale, AZ	October 30, 2009	2005	$6,400,000	$128,000	10.06%	100%
Staples — Iowa City, IA	November 13, 2009	2009	4,180,000	83,600	9.00%	100%
University Plaza — Flagstaff, AZ	November 17, 2009	1982	17,165,000	343,300	10.02%	99%
			$27,745,000	$554,900

(1)	Purchase price does not include acquisition costs.
(2)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(3)

Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term***
L.A. Fitness — Glendale, AZ	1	L.A. Fitness International, LLC	38,000	100%	3/5 yr.	$644,100	(1)	$16.95	10/30/2009	9/30/2020
Staples — Iowa City, IA	1	Staples the Office Superstore East, Inc.	18,049	100%	4/5 yr.	376,322		20.85	11/13/2009	6/30/2019
University	1	Safeway, Inc.	46,271	28%	5/5 yr.	196,032		4.24	11/17/2009	8/31/2013
Plaza —	1	Ross Stores, Inc.	29,224	18%	2/5 yr.	251,619		8.61	11/17/2009	1/31/2015
Flagstaff, AZ	1	Bed Bath & Beyond, Inc.	20,696	13%	3/5 yr.	196,612		9.50	11/17/2009	1/31/2016
						227,656		11.00	2/1/2016	1/31/2021
	1	Petsmart, Inc.	18,088	11%	3/5 yr.	263,723	(2)	14.58	11/17/2009	1/31/2019

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
***	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.
(1)

The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five year period or 10.0% of the then-current annual base rent.

(2)	The annual base rent under the lease increases every five years by 10.0% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth, as of November 17, 2009, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2009	—	—	$—	—%
2010	1	750	5,563	0.01%
2011	6	16,368	298,333	0.65%
2012	4	18,090	285,082	0.62%
2013	5	55,744	368,240	0.80%
2014	—	—	—	—%
2015	2	30,217	292,057	0.64%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	4	52,442	1,050,127	2.29%
	22	173,611	$2,299,402	5.01%

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $ 22.7 million in total. When we calculate depreciation expense for federal income tax purposes, we will depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a twelve-year recovery period. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
L.A. Fitness — Glendale, AZ	$5,241,334
Staples — Iowa City, IA	3,429,188
University Plaza — Flagstaff, AZ	14,064,281
$22,734,803

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

No debt was incurred in connection with the property acquisitions described above.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below. The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
Publix – Birmingham, AL	November 2009	$6,100,000	$122,000
LA Fitness – Spring, TX	November 2009	7,362,500	147,250

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.
(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased
Publix – Birmingham, AL	Publix of Alabama, LLC	44,271	100%
LA Fitness – Spring, TX	L.A. Fitness International Texas, LP	45,000	100%

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term ***
Publix – Birmingham, AL	1	Publix of Alabama, LLC	6/5 yr.	$542,320		$12.25	11/1/2004	11/30/2024
LA Fitness – Spring, TX	1	L.A. Fitness International Texas, LP	3/5 yr.	742,500	(1)	16.50	12/21/2006	12/31/2021

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.
**	Represents remaining option renewal periods/term of each option.
***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.
(1)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or $45,000.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and, when appropriate, with mortgage notes payable.

Selected Financial Data

The following data is added to the prospectus.

The following data should be read in conjunction with our consolidated financial statements and the notes thereto and the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected financial data presented below has been derived from our unaudited consolidated financial statements as of September 30, 2009 and for the nine months ended September 30, 2009 and our audited consolidated financial statements as of December 31, 2008 and for the period from January 22, 2008 (date of inception) to December 31, 2008:

Balance Sheet Data:	September 30, 2009	December 31, 2008
Total real estate assets, net	$435,945,990	$—
Cash and cash equivalents	$217,505,378	$172,493
Restricted cash	$1,500,183	$2,849,043
Total assets	$658,861,055	$3,032,829
Escrowed investor proceeds	$1,443,931	$2,849,043
Due to affiliates	$237,541	$—
Acquired below market lease intangibles, net	$12,933,147	$—
Total liabilities	$100,514,256	$2,933,977
Stockholders' equity	$552,787,924	$98,852

Operating Data:	Nine Months Ended September 30, 2009		For the Period From January 22, 2008 (date of inception) to December 31, 2008
Total revenue	$11,183,930		$—
General and administrative expenses	$1,220,781		$104,769
Property operating expenses	$208,406		$—
Property and asset management expenses	$933,645		$—
Acquisition related expenses	$11,299,339	$
Depreciation and amortization	$2,584,801		$—
Operating loss	$(5,063,042)		$(104,769)
Interest income	$237,155		$3,621
Interest expense	$1,080,012		$—
Net loss	$(5,905,899)		$(101,148)
Modified funds from operations (1)	$7,978,241		$—
Net operating income (2)	$10,736,532		$—
Per share data:
Net loss - basic and diluted	$(.23)		$(5.06)
Weighted average dividends declared	$(.51)		$-
Weighted average shares outstanding - basic and diluted	26,146,998		20,000

Cash Flow Data:	Nine Months Ended September 30, 2009	For the Period From January 22, 2008 (date of inception) to December 31, 2008
Cash flows used in operations	$(2,622,393)	$(27,507)
Cash flows used in investing activities	$(424,153,002)	$(2,849,043)
Cash flows provided by financing activities	$644,108,280	$3,049,043

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Modified Funds From Operations” included elsewhere in this prospectus supplement for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net loss.

(2)	See tables below for a reconciliation of this non-GAAP financial measure to net loss.

Reconciliations of Non-GAAP Financial Measures

The following table presents the historic net operating income derived from our investments in real estate assets for the period indicated:

Nine Months Ended September 30, 2009
Rental revenue (1)	$11,183,930
Property operating expenses (2)	(208,406)
Property management expenses	(238,992)
Net operating income	$10,736,532

(1)

Rental revenue includes adjustments as defined by GAAP such as straight-line rental revenue, tenant reimbursements and amortization of intangibles related to above and below market leases acquired with real estate.

(2)

The primary property operating expense items are repairs and maintenance, property taxes, and insurance. Property operating expenses exclude depreciation, amortization, acquisition related expenses, general and administrative expenses, interest expense and property and asset management fees.

We consider net operating income (“NOI”), to be an appropriate supplemental performance measure, because NOI reflects the operating performance of our real estate assets and excludes certain items that are not considered to be controllable in connection with management of each property such as depreciation and amortization, general and administrative expenses and interest expense.

NOI is a non-GAAP financial measure and does not represent net income (loss) as defined by GAAP. Net income (loss) as defined by GAAP is the most relevant measure in determining our operating performance because NOI includes adjustments that investors may deem subjective, such as adding back expenses such as interest expense, acquisition related expenses, depreciation and amortization. Accordingly, NOI should not be considered as an alternative to net income (loss) as an indicator of our operating performance.

Our reconciliation of NOI to reported net loss is presented in the following table for the period indicated:

Nine Months Ended September 30, 2009
Net operating income	$10,736,532
General and administrative	(1,220,781)
Asset management expenses	(694,653)
Acquisition related expenses	(11,299,339)
Depreciation	(1,472,934)
Amortization	(1,111,867)
Interest income	237,155
Interest expense	(1,080,012)
Net loss	$(5,905,899)

Portfolio Information

The following data is added to the prospectus.

Real Estate Portfolio

As of September 30, 2009, we owned 81 properties, comprising approximately 1.7 million gross rentable square feet of commercial space, and ten land parcels, comprising approximately 5.3 million square feet of land subject to ground leases, located in 26 states. As of September 30, 2009, 100% of the rentable space was leased, with a weighted average remaining lease term of approximately 19 years.

As of September 30, 2009, our five highest geographic concentrations, based on annualized gross base rents, were as follows:

Location	Total Number of Properties (1)	Rentable Square Feet (2)	2009 Annualized Gross Base Rents	Percentage of 2009 Annualized Gross Base Rent
Texas	24	444,500	$7,625,316	20%
California	4	152,962	3,678,988	10%
Virginia	9	106,194	3,364,958	9%
Nevada	4	13,625	3,193,928	9%
Florida	4	60,948	2,019,156	5%
	45	778,229	$19,882,346	53%

(1)	Includes eight land parcels subject to ground leases.
(2)	Excludes square feet from properties that are subject to ground leases.

As of September 30, 2009, our five highest tenant industry concentrations, based on annualized gross base rents, were as follows:

Industry	Total Number of Leases (1)	Rentable Square Feet (2)	2009 Annualized Gross Base Rents	Percentage of 2009 Annualized Gross Base Rent
Drugstore	26	355,459	$10,532,997	28%
Restaurant	15	151,493	5,084,638	14%
Department Store	5	254,308	4,136,371	11%
Home Improvement	5	—	4,106,489	11%
Specialty Retail	8	330,094	4,037,992	11%
	59	1,091,354	$27,898,487	75%

(1)	Includes seven land parcels subject to ground leases.
(2)	Excludes square feet from properties that are subject to ground leases.

As of September 30, 2009, our five highest tenant concentrations, based on annualized gross base rents, were as follows:

Tenant	Total Number of Leases (1)	2009 Annualized Gross Base Rents	Percentage of 2009 Annualized Gross Base Rent
CVS - Drugstore	14	$5,960,391	16%
Cracker Barrel - Restaurant	15	5,084,638	14%
Walgreens – Drugstore	12	4,572,606	12%
Kohl’s – Department Store (1)	5	4,136,371	11%
Academy Sports – Sporting Goods	4	3,399,802	9%
	50	$23,153,808	62%

(1)	Includes two land parcels subject to ground leases.

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares – Distribution Policy and Distributions” beginning on page 131 of the prospectus.

	Three Months Ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Distributions paid in cash	$2,891,060	$1,147,343	$116,118	$—
Distributions reinvested	4,004,812	1,591,349	156,537	—
Total distributions	$6,895,872	$2,738,692	$272,655	$—

Source of distributions:
Cash flows provided by (used in) operations	$594,247	$(2,017,507)	$(1,199,133)	$—
Proceeds from issuance of common stock	—	4,756,199	1,471,788	—
Proceeds from notes payable	6,301,625	—	—	—
Total sources	$6,895,872	$2,738,692	$272,655	$—

Cash flows provided by and used in operations of approximately $0.6 million, ($2.0 million), and ($1.2 million) for the three months ended September 30, 2009, June 30, 2009, and March 31, 2009, respectively, include approximately $4.7 million, $4.3 million, and $2.3 million, respectively, of real estate acquisition related expenses incurred and expensed during the period in accordance with Accounting Standard Codification 805, Business Combinations. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing public offering of shares of our common stock because the expenses were incurred to acquire our real estate investments.

Compensation Paid to CR III Advisors and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 64 of the prospectus.

The following table summarizes the cumulative compensation, fees and reimbursements we paid to CR III Advisors and its affiliates related to the offering stage. At September 30, 2009, approximately $25,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not been reimbursed by the Company. No such costs were accrued and owed to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008.

	As of September 30, 2009	As of June 30, 2009	As of March 31, 2009	As of December 31, 2008
Offering Stage:

Selling commissions	$44,117,795	$24,739,853	$8,900,176	$—
Selling commissions reallowed	$44,117,795	$24,739,853	$8,900,176	$—
Dealer manager fee	$12,756,501	$7,054,965	$2,529,792	$—
Dealer manager fee reallowed	$6,084,682	$3,424,664	$1,248,625	$—
Other organization and offering expenses	$9,591,282	$5,312,312	$1,929,854	$—

The following table summarizes the compensation, fees and reimbursements we paid to CR III Advisors and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods. At September 30, 2009, approximately $213,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not been reimbursed by the Company. No such costs were accrued and owed to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008.

	For the Three Months Ended September 30, 2009	For the Three Months Ended June 30, 2009	For the Three Months Ended March 31, 2009	For the Three Months Ended December 31, 2008
Acquisitions and Operations Stage:

Acquisition and advisory fee	$3,455,119	$3,264,024	$1,795,145	$—
Acquisition expenses	$209,783	$72,542	$—	$—
Asset management fees	$422,940	$163,948	$52,878	$—
Property management and leasing fees	$134,737	$44,192	$20,805	$—
Operating expenses	$279,875	$—	$—	$—
Financing coordination fee	$500,000	$298,900	$—	$—

Liquidation/ Listing Stage:

Real estate commissions	$—	$—	$—	$—
Subordinated participation in net sale proceeds	$—	$—	$—	$—
Subordinated incentive listing fee	$—	$—	$—	$—

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto, and the other unaudited financial data included elsewhere in this prospectus supplement. The following discussion should also be read in conjunction with our audited consolidated financial statements, and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the period from January 22, 2008 (date of inception) to December 31, 2008. The terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust III, Inc.

Forward-Looking Statements

Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements. All statements not based on historical fact are forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Forward-looking statements that were true at the time they were made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s views only as of the date of this prospectus supplement. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus supplement include, among others, changes in general economic conditions, changes in real estate conditions, construction costs that may exceed estimates, construction delays, inability to obtain real estate financing, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration or termination of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows. The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission.

Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

We were formed on January 22, 2008 to acquire and operate a diverse portfolio of commercial real estate investments primarily consisting of retail and other income producing commercial properties located throughout the United States, including U.S. protectorates. We commenced our principal operations on January 6, 2009, when we issued the initial 262,059 shares of common stock in the Offering. Prior to such date, we were considered a development stage company. We acquired our first real estate property on January 6, 2009. We have no paid employees and are externally advised and managed by CR III Advisors, an affiliate of ours. We intend to qualify as a real estate investment trust for federal income tax purposes.

As of September 30, 2009, we owned 81 single-tenant, freestanding retail properties, of which 100% of the rentable space was leased, and ten land parcels, each of which is subject to a ground lease. During the three months ended September 30, 2009, we acquired 32 single-tenant, freestanding retail properties and two land parcels subject to ground leases. During the nine months ended September 30, 2009, we acquired 81 single-tenant, freestanding retail properties and ten land parcels subject to ground leases (See Note 4 to the condensed consolidated unaudited financial statements accompanying this prospectus supplement). We did not acquire any real estate investments during the period from January 22, 2008 (date of inception) through September 30, 2008. Our results of operations are not indicative of those expected in future periods as we expect that rental income, operating expenses, property and asset management fees, acquisition expenses, depreciation expense, and interest expense will each increase in the future as we acquire additional properties and as our current properties are owned for an entire reporting period.

Recent Market Conditions

Although there are signs of recovery, the current mortgage lending and interest rate environment for real estate in general continues to be disrupted and the overall economic fundamentals remain uncertain. Domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions have severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. We expect to experience stringent lending criteria, which may affect our ability to finance certain property acquisitions. Additionally, for properties in which we are able to obtain acquisition financing, the interest rates on such loans may be unacceptable. We expect to manage the current mortgage lending environment by utilizing fixed rate loans if the terms are acceptable, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing. We may also acquire properties for cash without financing which will reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a large amount of uninvested cash, which may adversely affect our results of operations. We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment. All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

The current economic environment has lead to higher unemployment and a decline in consumer spending. These economic trends have adversely impacted the retail and real estate markets causing higher tenant vacancies, declining rental rates, and declining property values. As of September 30, 2009, 100% of our rentable square feet were under lease. However, if the current economic recession persists, we may experience vacancies or be required to reduce rents on occupied space. If we do experience vacancies, our advisor will actively seek to lease our vacant space; however, as retailers and other tenants have been delaying or eliminating their store expansion plans, the amount of time required to re-tenant a property has been increasing.

Results of Operations

Three months ended September 30, 2009

On January 6, 2009, we commenced our principal operations when we issued the initial 262,059 shares of our common stock in the Offering. Prior to such date, we were considered a development stage company. During the three months ended September 30, 2009, we acquired 32 single-tenant, freestanding retail properties and two land parcels subject to ground leases. Because we did not commence principal operations until January 6, 2009, comparative financial data is not presented for the period from January 22, 2008 (date of inception) to September 30, 2008.

Revenue. Revenue for the three months ended September 30, 2009, totaled approximately $7.7 million. Rental and other income accounted for approximately 99% of our revenue.

General and Administrative Expenses. General and administrative expenses for the three months ended September 30, 2009 were approximately $753,000, primarily relating to expense reimbursements to our advisor of $343,000 pursuant to our advisory agreement, as well as state franchise and income taxes, accounting and legal fees, and escrow and trustee fees.

Property Operating Expenses. For the three months ended September 30, 2009, property operating expenses were approximately $188,000, which included property taxes, insurance, and maintenance costs which are substantially reimbursed by the tenants.

Property and Asset Management Expenses. Property and asset management expenses for the three months ended September 30, 2009 totaled approximately $652,000. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the aggregate asset value of our properties determined in accordance with the advisory agreement as of the last day of the preceding month. Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services. Pursuant to the property management agreement with our affiliated property manager, we are required to pay our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties.

Property and asset management fees for the three months ended September 30, 2009 totaled approximately $558,000. Property management fees and asset management fees are directly related to the rental income generated by such assets and the value of real estate owned by us. During the three months ended September 30, 2009, our rental revenue was approximately $7.6 million and the average aggregate value of our real estate assets, net of gross intangible lease liabilities, was approximately $339.2 million. During the three months ended September 30, 2009, we recorded approximately $94,000 of expenses related to reimbursement of costs incurred by our advisor in performing asset management and property management services.

Acquisition Related Expenses. Acquisition related expenses totaled approximately $4.7 million, which were related to our real estate acquisitions during the three months ended September 30, 2009. Pursuant to the advisory agreement with our advisor we will pay to our advisor 2% of the contract purchase price of each property or asset acquired. During the three months ended September 30, 2009, we paid approximately $3.5 million to our advisor for acquisition fees. Pursuant to the advisory agreement with our advisor we may be required to reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan. During the three months ended September 30, 2009, we reimbursed our advisor $210,000 in acquisition expenses.

Depreciation and Amortization Expenses. For the three months ended September 30, 2009, depreciation and amortization expenses totaled approximately $1.7 million. Depreciation and amortization expenses are directly related to the value of real estate owned by us. During the three months ended September 30, 2009, the average aggregate value of our real estate assets, net of gross intangible lease liabilities, was approximately $339.2 million.

Interest Income. During the three months ended September 30, 2009, interest income was approximately $143,000. The amount of interest income earned is related to the amount of uninvested cash during the period and interest rates earned on the uninvested cash.

Interest Expense. During the three months ended September 30, 2009, we incurred interest expense of approximately $838,000 related to our notes payable outstanding of approximately $79.9 million. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment needs.

Our property acquisitions during the three months ended September 30, 2009, were initially financed with proceeds from our Offering, and we subsequently obtained approximately $50.0 million of fixed rate loans, secured by certain properties owned.

Nine months ended September 30, 2009

On January 6, 2009, we commenced our principal operations when we issued the initial 262,059 shares of our common stock in the Offering. Prior to such date, we were considered a development stage company. During the nine months ended September 30, 2009, we acquired 81 single-tenant, freestanding retail properties and ten land parcels subject to ground leases. Because we did not commence principal operations until January 6, 2009, comparative financial data is not presented for the period from January 22, 2008 (date of inception) to September 30, 2008.

Revenue. Revenue for the nine months ended September 30, 2009, totaled approximately $11.2 million. Rental and other income accounted for approximately 99% of our revenue.

General and Administrative Expenses. General and administrative expenses for the nine months ended September 30, 2009 were approximately $1.2 million, primarily relating to expense reimbursements to our advisor of $343,000 pursuant to our advisory agreement, as well as accounting and legal fees, escrow and trustee fees, and state franchise and income taxes.

Property Operating Expenses. For the nine months ended September 30, 2009, property operating expenses were approximately $208,000, which included property taxes, insurance, and maintenance costs which are substantially reimbursed by the tenants.

Property and Asset Management Expenses. Property and asset management expenses for the nine months ended September 30, 2009 totaled approximately $934,000. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the aggregate asset value of our properties determined in accordance with the advisory agreement as of the last day of the preceding month. Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties.

Property and asset management fees for the nine months ended September 30, 2009 totaled approximately $840,000. Property management fees and asset management fees are directly related to the rental income generated by such assets and the value of real estate owned by us. During the nine months ended September 30, 2009, our rental revenue was approximately $11.1 million and the average aggregate value of our real estate assets, net of gross intangible lease liabilities, was approximately $212.8 million. During the nine months ended September 30, 2009, we recorded approximately $94,000 of expenses related to reimbursement of costs incurred by our advisor in performing asset management and property management services.

Acquisition Related Expenses. Acquisition related expenses totaled approximately $11.3 million, which were related to our real estate acquisitions during the nine months ended September 30, 2009. Pursuant to the advisory agreement with our advisor we will pay to our advisor 2% of the contract purchase price of each property or asset acquired. During the nine months ended September 30, 2009, we paid approximately $8.5 million to our advisor for acquisition fees. Pursuant to the advisory agreement with our advisor we may be required to reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan. During the nine months ended September 30, 2009, we reimbursed our advisor $210,000 in acquisition expenses.

Depreciation and Amortization Expenses. For the nine months ended September 30, 2009, depreciation and amortization expenses totaled approximately $2.6 million. Depreciation and amortization expenses are directly related to the value of real estate owned by us. During the nine months ended September 30, 2009, the average aggregate value of our real estate assets, net of gross intangible lease liabilities, was approximately $212.8 million.

Interest Income. During the nine months ended September 30, 2009, interest income was approximately $237,000. The amount of interest income earned is related to the amount of uninvested cash during the period and interest rates earned on the uninvested cash.

Interest Expense. During the nine months ended September 30, 2009, we incurred interest expense of approximately $1.1 million, related to our notes payable outstanding of approximately $79.9 million. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment needs.

Our property acquisitions during the nine months ended September 30, 2009, were initially financed with proceeds from our Offering and approximately $41.6 million of variable rate loans obtained from affiliates of our advisor. We subsequently repaid the variable rate loans with proceeds from our Offering and obtained approximately $79.9 million of fixed rate loans secured by certain properties owned during the nine months ended September 30, 2009. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment needs.

Modified Funds from Operations

Modified funds from operations (“MFFO”) is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of our real estate investments.  Similar to Funds from Operations (“FFO”), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) widely recognized as a measure of operating performance of a real estate company, MFFO excludes items such as real estate depreciation and amortization, and gains and losses on the sale of real estate assets.  However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the amount of non-cash and non-operating items included in FFO, as defined. In addition to the adjustments in FFO, MFFO also excludes acquisition related expenses, which are required to be expensed in accordance with GAAP. We believe that MFFO, which excludes these costs, is more representative of the operating performance of our real estate portfolio. Depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Additionally, gains and losses on sale of real estate assets are non-recurring items that management does not include in its evaluation of the current operating performance of its real estate investments, rather management believes that the impact of these items will be reflected over time through changes in rental income or other related costs. Also, management does not include acquisition related expenses in its evaluation of current operating performance as acquisition related expenses are funded with proceeds from the Offering and accordingly will not be incurred in future periods for real estate acquired during the periods presented below. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which is not immediately apparent from reported net income.  As such, we believe MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance.

However, MFFO should not be considered as an alternative to net loss or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.

Our calculation of MFFO, and a reconciliation to net loss, which is the most directly comparable GAAP financial measure, is presented in the following table for the periods as indicated:

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
Net loss	$(974,229)	$(5,905,899)
Add:
Depreciation of real estate assets	1,012,632	1,472,934
Amortization of lease related costs	707,729	1,111,867
Acquisition related expenses	4,664,775	11,299,339
MFFO	$5,410,907	$7,978,241

Set forth below is additional information that may be helpful in assessing our operating results:

•

In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of approximately $934,000 and $1.1 million during the three months and nine months ended September 30, 2009, respectively.

•	Amortization of deferred financing costs totaled approximately $89,000 and approximately $96,000 million during the three and nine months ended September 30, 2009, respectively.

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments, the payment of acquisition related expenses, the payment of operating expenses and distributions to stockholders and payment of principal and interest on any future outstanding indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties, and interest earned on our cash balances. We expect to continue to raise capital through our ongoing Offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of September 30, 2009, we had raised approximately $644.1 million in the Offering, net of redemptions and inclusive of amounts raised under our DRIP.

As of September 30, 2009, we had cash and cash equivalents of approximately $217.5 million. Additionally, as of September 30, 2009, we had unencumbered properties with a gross book value of approximately $267.5 million that may be used as collateral to secure additional financing in future periods.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from the Offering. Operating cash flows are expected to increase as additional properties are added to our portfolio. The offering and organization costs associated with the Offering are initially paid by CR III Advisors, which will be reimbursed for such costs up to 1.5% of the capital raised by us in the Offering. As of September 30, 2009, our Advisor has paid approximately $9.9 million of offering and organization costs and we have reimbursed CR III Advisors for approximately $9.6 million of such costs.

During the nine months ended September 30, 2009, we paid distributions to our stockholders of approximately $9.9 million, including approximately $5.8 million through the issuance of shares pursuant to our DRIP. The distributions were funded by adjusted cash flows from operations of approximately $8.7 million and proceeds from notes payable of approximately $1.2 million. Adjusted cash flows from operations consists of cash flows used in operating activities of approximately ($2.6 million) adjusted to add back approximately $11.3 million of real estate acquisition related expenses incurred during the period and expensed in accordance with ASC 805.

Adjusted cash flows from operations is a non-GAAP financial measure and does not represent cash flows from operating activities. Cash flows from operating activities as defined by GAAP is the most directly comparable GAAP measure in determining our ability to generate cash from our real estate investments because adjusted cash flows from operations includes adjustments that investor may deem subjective, such as adding back acquisition related expenses. Accordingly, adjusted cash flows from operations should not be considered as an alternative to cash flows from operating activities. We consider adjusted cash flows from operations to be a meaningful measure of the source of cash used to pay distributions to investors, as it adds back real estate acquisition related expenses, which are a one-time occurrence, used for income generating investments that have a long-term benefit, to arrive at the ongoing cash flows from operating our real estate assets. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing Offering because the expenses were incurred to acquire our real estate investments.

On September 30, 2009, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001849316 per share (which equates to 6.75% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on October 1, 2009 and ending on December 31, 2009.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments, the payment of acquisition related expenses, for the payment of operating expenses and distributions to stockholders, and for the payment of interest and principal on any future indebtedness. Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including the proceeds of our Offering, cash advanced to us by our advisor, and/or borrowings in anticipation of future cash flow.

Pursuant to our charter, we are required to limit our aggregate borrowings to 75% of the greater of cost (or 300% of net assets) (before deducting depreciation or other non-cash reserves) or fair value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair value of our gross assets unless such borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. During the nine months ended September 30, 2009, we obtained borrowings that caused our leverage ratio at certain times to exceed the 60% limitation, which was approved by our independent directors. The independent directors believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase the properties and earn rental income more quickly;
•

the property acquisitions were likely to increase the net offering proceeds from our initial public offering by allowing us to show potential investors actual acquisitions, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	based on expected equity sales at the time and scheduled maturities of our short-term variable rate debt, leverage was likely to exceed the charter’s guidelines only for a limited period of time.

Our contractual obligations as of September 30, 2009, were as follows:

	Payments due by period*
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Principal payments – fixed rate debt	$79,890,000	$351,600	$49,538,400	$—	$30,000,000
Interest payments – fixed rate debt	29,262,186	5,062,155	12,593,748	3,828,000	7,778,283
Total	$109,152,186	$5,413,755	$62,132,148	$3,828,000	$37,778,283

*	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

Cash Flow Analysis

Operating Activities. Net cash used in operating activities was approximately $2.6 million for the nine months ended September 30, 2009, primarily due to an increase in depreciation and amortization expenses totaling approximately $2.6 million, an increase in the change in accounts payable and accrued expenses of approximately $1.2 million, and an increase in the change in deferred rent and other liabilities of approximately $1.1 million, offset by a decrease in net income of approximately $5.9 million and a decrease in the change in rents and tenant receivables of approximately $1.6 million for the nine months ended September 30, 2009.

Investing Activities. Net cash used in investing activities was approximately $424.2 million for the nine months ended September 30, 2009, primarily due to the acquisition of 81 commercial properties and ten land parcels subject to ground leases during the nine months ended September 30, 2009.

Financing Activities. Net cash provided by financing activities was approximately $644.1 million for the nine months ended September 30, 2009, primarily due to net proceeds from the issuance of common stock under the Offering of approximately $572.1 million and proceeds from notes payable of approximately $79.9 million.

Election as a REIT

We intend to qualify as a REIT commencing with the taxable year ending December 31, 2009. To qualify as a REIT, we must meet, and continue to meet, certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. Accordingly, to the extent we meet the REIT qualifications, we generally will not be subject to federal corporate income tax so long as we distribute at least 90% of our REIT taxable income to our stockholders.

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions.

Inflation

We are exposed to inflation risk as income from long-term leases will be the primary source of our cash flows from operations. We expect there will be provisions in many of our tenant leases that will protect us from, and mitigate the risk of, the impact of inflation. These provisions may include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases will require the tenant to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property. However, due to the long-term nature of the leases, the leases may not reset frequently enough to adequately offset the effects of inflation.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate Assets;
•	Allocation of Purchase Price of Acquired Assets;
•	Revenue Recognition;
•	Income Taxes; and
•	Derivative Instruments and Hedging Activities.

A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2008. Derivative Instruments and Hedging Activities was not considered a critical accounting policy at December 31, 2008 because such transactions had not occurred at that time. The information included in this prospectus supplement should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2008, and related notes thereto.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria of ASC 815 are recorded as a gain or loss to operations. Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial assets and liabilities.

Commitments and Contingencies

We are subject to certain contingencies and commitments with regard to certain transactions. Refer to Note 7 to our condensed consolidated unaudited financial statements accompanying this prospectus supplement for further explanations.

Related-Party Transactions and Agreements

We have entered into agreements with CR III Advisors and its affiliates, whereby we pay certain fees to, or reimburse certain expenses of, CR III Advisors or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, asset and property management fees and reimbursement of operating costs. See Note 8 to our condensed consolidated unaudited financial statements included in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events

Certain events occurred subsequent to September 30, 2009 through the date of this prospectus supplement. Refer to Note 11 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation. Such events include:

•	Sale of shares of common stock;
•	Redemption of shares of common stock; and
•	Acquisition of various properties.

New Accounting Pronouncements

Refer to Note 10 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation of applicable new accounting pronouncements.

The following financial pages supplement, and should be read in connection with, the financial pages beginning on page F-1 of the prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Financial Statements of Cole Credit Property Trust III, Inc.

Condensed Consolidated Unaudited Balance Sheets as of September 30, 2009 and December 31, 2008	F-2

Condensed Consolidated Unaudited Statements of Operations for the three months ended September 30, 2008, the three and nine months ended September 30, 2009 and for the period from January 22, 2008 (Date of Inception) to September 30, 2008

F-3

Condensed Consolidated Unaudited Statement of Stockholders’ Equity for the nine months ended September 30, 2009	F-4

Condensed Consolidated Unaudited Statements of Cash Flows for the nine months ended September 30, 2009 and for the period from January 22, 2008 (Date of Inception) to September 30, 2008	F-5

Notes to Condensed Consolidated Unaudited Financial Statements	F-6

COLE CREDIT PROPERTY TRUST III, INC.

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30, 2009	December 31, 2008
ASSETS
Investment in real estate assets:
Land	$174,012,191	$—
Buildings and improvements, less accumulated depreciation of $1,472,934	189,526,781	—
Acquired intangible lease assets, less accumulated amortization of $1,238,783	72,407,018	—
Total investment in real estate assets, net	435,945,990	—
Cash and cash equivalents	217,505,378	172,493
Restricted cash	1,500,183	2,849,043
Rents and tenant receivables	1,574,583	—
Prepaid expenses, mortgage loan deposits and other assets	312,724	11,293
Deferred financing costs, less accumulated amortization of $95,641	2,022,197	—
Total assets	$658,861,055	$3,032,829

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$79,890,000	$—
Accounts payable and accrued expenses	1,309,977	84,934
Escrowed investor proceeds	1,443,931	2,849,043
Due to affiliates	237,541	—
Acquired below market lease intangibles, less accumulated amortization of $222,698	12,933,147	—
Distributions payable	3,294,502	—
Derivative liabilities	293,413	—
Deferred rent and other liabilities	1,111,745	—
Total liabilities	100,514,256	2,933,977
Redeemable common stock	5,558,875	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 64,527,332 and 20,000 shares issued and outstanding, respectively	645,273	200
Capital in excess of par value	571,644,832	199,800
Accumulated distributions in excess of earnings	(19,208,768)	(101,148)
Accumulated other comprehensive loss	(293,413)	—
Total stockholders’ equity	552,787,924	98,852
Total liabilities and stockholders’ equity	$658,861,055	$3,032,829

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,	For the period from January 22, 2008 (Date of Inception) to September 30,
	2009	2008	2009	2008
Revenues:
Rental and other income	$7,590,106	$—	$11,071,246	$—
Tenant reimbursement income	109,329	—	112,684	—
Total revenue	7,699,435	—	11,183,930	—

Expenses:
General and administrative expenses	752,974	—	1,220,781	—
Property operating expenses	188,198	—	208,406	—
Property and asset management expenses	651,823	—	933,645	—
Acquisition related expenses	4,664,775	—	11,299,339	—
Depreciation	1,012,632	—	1,472,934	—
Amortization	707,729	—	1,111,867	—
Total operating expenses	7,978,131	—	16,246,972	—
Operating loss	(278,696)	—	(5,063,042)

Other income (expense):
Interest income	142,944	1,003	237,155	3,022
Interest expense	(838,477)	—	(1,080,012)	—
Total other income (expense)	(695,533)	1,003	(842,857)	3,022
Net (loss) income	$(974,229)	$1,003	$(5,905,899)	$3,022

Weighted average number of common shares outstanding:
Basic and diluted	49,537,023	20,000	26,146,998	20,000

Net (loss) income per common share:
Basic and diluted	$(0.02)	$0.05	$(0.23)	$0.15

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, December 31, 2008	20,000	$200	$199,800	$(101,148)	$—	$98,852
Issuance of common stock	64,527,420	645,274	643,687,572	—	—	644,332,846
Distributions	—	—	—	(13,201,721)	—	(13,201,721)
Commissions on stock sales and related dealer manager fees	—	—	(56,898,764)	—	—	(56,898,764)
Other offering costs	—	—	(9,591,279)	—	—	(9,591,279)
Redemptions of common stock	(20,088)	(201)	(193,622)	—	—	(193,823)
Redeemable common stock	—	—	(5,558,875)	—	—	(5,558,875)
Net loss	—	—	—	(5,905,899)	—	(5,905,899)
Unrealized loss on interest rate swaps	—	—	—	—	(293,413)	(293,413)
Balance, September 30, 2009	64,527,332	$645,273	$571,644,832	$(19,208,768)	$(293,413)	$552,787,924

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2009	For the Period From January 22, 2008 (Date of Inception) to September 30, 2008
Cash flows from operating activities:
Net (loss) income	$(5,905,899)	$3,022
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	1,472,934	—
Amortization	1,016,085	—
Amortization of deferred financing costs	95,641	—
Changes in assets and liabilities:
Rents and tenant receivables	(1,574,583)	—
Prepaid expenses and other assets	(276,431)	—
Accounts payable and accrued expenses	1,225,043	—
Due to affiliates	213,072	—
Deferred rent and other liabilities	1,111,745	—
Net cash (used in) provided by operating activities	(2,622,393)	3,022
Cash flows from investing activities:
Change in restricted cash	1,348,860	—
Investments in real estate and related assets	(425,501,862)	—
Net cash used in investing activities	(424,153,002)	—
Cash flows from financing activities:
Proceeds from issuance of common stock	638,580,148	200,000
Offering costs on issuance of common stock	(66,465,574)	—
Redemptions of common stock	(193,823)	—
Distributions to investors	(4,154,521)	—
Proceeds from notes payable	79,890,000	—
Proceeds from affiliate notes payable	41,581,000	—
Repayment of affiliate notes payable	(41,581,000)	—
Escrowed investor proceeds liability	(1,405,112)	—
Payment of loan deposits	(1,597,800)	—
Refund of loan deposits	1,572,800	—
Deferred financing costs paid	(2,117,838)	—
Net cash provided by financing activities	644,108,280	200,000
Net increase in cash and cash equivalents	217,332,885	203,022
Cash and cash equivalents, beginning of period	172,493	—
Cash and cash equivalents, end of period	$217,505,378	$203,022

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$3,294,502	$—
Common stock issued through distribution reinvestment plan	$5,752,698	$—
Unrealized loss on interest rate swaps	$(293,413)	$—
Supplemental Cash Flow Disclosures:
Interest paid	$576,791	$—

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which intends to qualify as a REIT beginning with the taxable year ending December 31, 2009, the year during which the Company began material operations. Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP, a Delaware limited partnership (“CCPT III OP”). The Company is the sole general partner of and owns an approximately 99.99% partnership interest in CCPT III OP. Cole REIT Advisors III, LLC (“CR III Advisors”), the affiliate advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.

Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, the Company is offering for sale to the public on a “best efforts” basis a minimum of 250,000 shares and a maximum of 230,000,000 shares of its common stock at a price of $10.00 per share and up to 20,000,000 additional shares pursuant to a distribution reinvestment plan under which its stockholders may elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the estimated value of a share of our common stock (the “Offering”). The registration statement for the Offering (the “Registration Statement”) was declared effective on October 1, 2008. Pursuant to the terms of the Offering, all subscription proceeds were held in escrow until the Company received subscriptions aggregating $2.5 million. The Company satisfied the conditions of escrow on January 6, 2009. Additionally, the Company had a special escrow account for subscriptions from residents of Pennsylvania. The conditions of that special escrow account were satisfied during the three months ended March 31, 2009.

On January 6, 2009, the Company issued the initial 262,059 shares under the Offering and commenced its principal operations. Prior to such date, the Company was considered a development stage company. As of September 30, 2009, the Company had issued approximately 64.5 million shares of its common stock in the Offering, including approximately 63.9 million shares sold in the primary offering and approximately 606,000 shares sold pursuant to the distribution reinvestment plan, (the “DRIP”), for gross offering proceeds of approximately $644.3 million before offering costs and selling commissions of approximately $66.5 million. As discussed in the Registration Statement, the Company intends to use substantially all of the net proceeds from this offering to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of retail and other income producing commercial properties located throughout the United States, including U.S. protectorates.

The Company’s common stock is not currently listed on a national securities exchange. The Company may seek to list its common stock for trading on a national securities exchange only if a majority of its independent directors believe listing would be in the best interest of its stockholders. The Company does not intend to list its shares at this time. The Company does not anticipate that there would be any market for its common stock until its shares are listed on a national securities exchange. In the event it does not obtain listing prior to the tenth anniversary of the completion or termination of the Offering, its charter requires that it either: (1) seek stockholder approval of an extension or amendment of this listing deadline; or (2) seek stockholder approval to adopt a plan of liquidation of the corporation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this prospectus supplement should be read in conjunction with the Company’s audited consolidated financial statements as of and for the period ended December 31, 2008, and related notes thereto set forth in the Company’s Annual Report on Form 10-K.

The accompanying condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Restricted Cash and Escrowed Investor Proceeds

The Company is currently engaged in a public offering of its common stock. Included in restricted cash was escrowed investor proceeds for which shares of common stock had not been issued of approximately $1.4 million and approximately $2.8 million as of September 30, 2009 and December 31, 2008, respectively. Restricted cash also included approximately $52,000 of lender reserves to be held in accordance with the respective lender’s loan agreement and approximately $4,000 of property escrow deposits as of September 30, 2009.

Redeemable Common Stock

The Company’s share redemption program provides that all redemptions during any calendar year, including those upon death or qualifying disability, are limited to those that can be funded with proceeds from the Company’s DRIP. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, the Company accounts for proceeds received from its DRIP as redeemable common stock, outside of permanent equity. As of September 30, 2009, the Company had issued approximately 606,000 shares of common stock under the DRIP, for cumulative proceeds of approximately $5.8 million under its DRIP, which are recorded as redeemable common stock, net of redemptions, in the condensed consolidated unaudited balance sheets. As of December 31, 2008, the Company had not issued any shares of common stock under the DRIP. The Company’s share redemption program permits investors to sell shares back to the Company after they have held them for at least one year, subject to significant conditions and limitations. The Company may waive the one-year holding period requirement upon request due to a stockholder’s death or bankruptcy or other exigent circumstances. As of September 30, 2009, the Company had redeemed approximately 20,000 shares of common stock for an aggregate price of approximately $194,000. The Company had not redeemed any shares of common stock as of December 31, 2008.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. The Company’s only operating segment consists of commercial properties, which include activities related to investing in real estate including retail properties. The commercial properties are geographically diversified throughout the United States, and the Company’s chief operating decision maker evaluates operating performance on an overall portfolio level. These commercial properties have similar economic characteristics; therefore the Company’s properties have been aggregated into one reportable segment.

Investment in and Valuation of Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, or construction and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance costs are expensed as incurred.

All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, the Company will adjust the real estate and related intangible assets to their fair value and recognize an impairment loss. The Company had no assets with indicators of potential impairment as of September 30, 2009 or December 31, 2008.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

September 30, 2009

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used by its management in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities. Above market lease values are amortized as an adjustment of rental income over the lesser of the useful life or the remaining terms of the respective leases. Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles are capitalized as intangible lease assets and are amortized to expense over the lesser of the useful life or the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the Company’s purchase price allocations, which could impact the amount of its reported net income.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.

Revenue Recognition

Certain properties have leases where minimum rent payments increase during the term of the lease. The Company records rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents or increases related to changes in the consumer price index, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period the related costs are incurred.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

Rents and Tenant Receivables

Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Amortization of deferred financing costs for the three and nine months ended September 30, 2009 was approximately $89,000 and approximately $96,000, respectively, and was recorded in interest expense in the condensed consolidated unaudited statements of operations.

Due to Affiliates

Certain affiliates of the Company received, and will continue to receive fees, reimbursements, and compensation in connection with the Offering, and the acquisition, management, leasing and sale of the assets of the Company. As of September 30, 2009, approximately $238,000 remained payable to the affiliates for services provided on behalf of the Company.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging (“ASC 815”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria of ASC 815 are recorded as a gain or loss to operations.

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents.

Concentration of Credit Risk

As of September 30, 2009, the Company had cash on deposit in three financial institutions in excess of current federally insured levels, totaling approximately $216.8 million, however, the Company has not experienced any losses in such accounts. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

As of September 30, 2009, two tenants in the drugstore, two tenants in the home improvement, one tenant in the restaurant, one tenant in the department store, and three tenants in the specialty retail industries comprised approximately 24%, 14%, 12%, 11%, and 10%, respectively, of 2009 gross annualized base rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of September 30, 2009, 24 of the Company’s properties were located in Texas, four were located in Nevada, nine were located in Virginia, and four were located in California, accounting for approximately 18%, 11%, 10%, and 10% of 2009 gross annualized base rental revenues.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement and most of the provisions were effective for the Company beginning January 1, 2008.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Financial assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, prepaid expenses and mortgage loan deposits and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization. The Company’s investments in highly liquid money market funds are valued using level 1 inputs.

Notes payable – The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of September 30, 2009. The fair value and carrying value of notes payable outstanding each were approximately $79.9 million at September 30, 2009. There were no notes payable outstanding at December 31, 2008.

Derivative Instruments – The Company’s derivative financial liabilities, included on the condensed consolidated unaudited balance sheets, represent the Company’s interest rate swaps. All of the derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on the derivative instruments measured at fair value.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial assets and liabilities.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis at September 30, 2009:

	Balance at September 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest rate swaps	$293,413	$—	$293,413	$—

NOTE 4 — REAL ESTATE ACQUISITIONS

During the nine months ended September 30, 2009, the Company acquired a 100% interest in 91 commercial properties, including 81 single-tenant, freestanding retail properties and ten land parcels subject to ground leases, for an aggregate purchase price of approximately $425.5 million. The Company financed the acquisitions with net proceeds of the Offering and through the issuance of approximately $121.5 million in mortgage notes, generally secured by certain properties. Six of the commercial properties were acquired from affiliates of the Company’s advisor. A majority of the Company’s board of directors, including all of the Company’s independent directors, not otherwise interested in the acquisitions approved the acquisitions as being fair and reasonable to the Company and that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The Company allocated the aggregate purchase price of approximately $174.0 million to land, approximately $191.0 million to building and improvements, approximately $64.9 million to acquired in-place leases, approximately $13.2 million to acquired below-market leases, and approximately $8.8 million to acquired above-market leases during the nine months ended September 30, 2009. During the nine months ended September 30, 2009 the Company expensed approximately $11.3 million of acquisition costs related to the acquisitions.

The Company recorded revenue for the three and nine months ended September 30, 2009 of approximately $7.7 million and approximately $11.2 million, respectively, and net loss for the three and nine months ended September 30, 2009 of approximately $974,000 and approximately $5.9 million, respectively, related to the operations of the Company’s acquired properties.

The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the Company’s acquisitions were completed as of the beginning of each period presented.  The Company did not complete any acquisitions during the period from January 22, 2008 to December 31, 2008.

The Company estimated that revenues, on a pro forma basis, for the three and nine months ended September 30, 2009, would have been approximately $10.0 million and $29.3 million, respectively, and net income, on a pro forma basis, for the three and nine months ended September 30, 2009 would have been approximately $1.3 million and approximately $3.7 million, respectively.

The Company estimated that revenues, on a pro forma basis, for the three months ended September 30, 2008, and for the period from January 22, 2008 (date of inception) to September 30, 2008 would have been approximately $10.0 million and $27.1 million, respectively and net income, on a pro forma basis, for the three months ended September 30, 2008 and for the period from January 22, 2008 (date of inception) to September 30, 2008 would have been approximately $1.3 million and $2.6 million, respectively.

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each period, nor does it purport to represent the results of future operations.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

NOTE 5 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional and fair value of the Company’s derivative instruments. Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 above. The notional value is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

							Fair Value of Liability
		Balance Sheet Location	Notional Value	Interest Rate	Effective Date	Maturity Date	September 30, 2009	December 31, 2008

Derivatives designated as hedging instruments
Interest Rate Swaps	(1)	Derivative liabilities	$20,000,000	5.95%	9/8/2009	8/29/2012	$(293,413)	$—

(1)	The Company executed 15 swap agreements with identical terms and with an aggregate notional amount of $20.0 million.

Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

The following tables summarize the losses on the Company’s derivative instruments and hedging activities.

	Amount of Loss Recognized in Other Comprehensive Loss
Derivatives in Cash Flow Hedging Relationships	Three months ended September 30, 2009	Nine months ended September 30, 2009	Three months ended September 30, 2008	For the period from January 22, 2008 (Date of Inception) to September 30, 2008
Interest Rate Swaps (1)	$293,413	$293,413	$—	$—

(1)

There were no portions relating to the change in the fair value of the interest rate swap agreements that were considered ineffective during the nine months ended September 30, 2009. No previously effective portion of gains or losses that were recorded in accumulated other comprehensive loss during the term of the hedging relationship was reclassified into earnings during the three and nine months ended September 30, 2009.

The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. In addition, the Company’s fair value of interest rate swap derivative liabilities is adjusted to reflect the impact of the Company’s credit quality. As of September 30, 2009 and December 31, 2008, there have been no termination events or events of default related to the interest rate swaps.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

NOTE 6 —NOTES PAYABLE

During the nine months ended September 30, 2009, the Company entered into 20 mortgage notes payable totaling approximately $79.9 million, with fixed interest rates ranging from 5.95% to 6.45% per annum, each of which remained outstanding at September 30, 2009. The mortgage notes payable mature on various dates from August 2012 through September 2019, with a weighted average remaining term of approximately 5.7 years. One lender can reset the interest rate on September 1, 2013, related to approximately $30.0 million of the fixed rate debt, at which time the Company can accept the interest rate through the maturity date of September 1, 2019, or the Company may decide to reject the rate and prepay the loan on September 1, 2013. Each of the mortgage notes payable are secured by each of the respective properties on which the debt was placed. The mortgage notes payable are generally non-recourse to the Company and CCPT III OP, but both are liable for customary non-recourse carve-outs. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the notes payable, was approximately $158.1 million as of September 30, 2009.

During the nine months ended September 30, 2009, the Company also entered into eight loans totaling approximately $41.6 million, all of which were variable rate debt with interest rates benchmarked to the 3-month LIBOR rate plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain wholly-owned subsidiaries of CCPT III OP. Of the $41.6 million, approximately $13.9 million was borrowed from Series B, LLC (“Series B”), approximately $15.7 million was borrowed from Series C, LLC (“Series C”), and approximately $12.0 million was borrowed from Series D, LLC (“Series D”), each of which is an affiliate of the Company’s advisor. The loans from Series C and Series D contain a revolving line of credit feature that allows the Company to borrow up to approximately $15.7 million and approximately $12.0 million, respectively, and each loan matures in January 2010. The loan from Series B matured on March 31, 2009. The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances. The loans were repaid in full during the nine months ended September 30, 2009, with gross offering proceeds and cash flows generated from operations. The Company paid approximately $184,000 of interest related to the aforementioned loans from affiliated entities during the nine months ended September 30, 2009.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on its consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

NOTE 8 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

Certain affiliates of the Company received, and will continue to receive fees, reimbursements and compensation in connection with the Offering, and the acquisition, financing, management, leasing and sale of the assets of the Company. Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer manager, received and will continue to receive, a selling commission of up to 7.0% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers, in connection with the Offering. Cole Capital intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received, and will continue to receive, 2.0% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer-manager fee in connection with the Offering. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer-manager fees are paid to Cole Capital or other broker-dealers in respect to shares sold under the DRIP. During the three and nine months ended September 30, 2009, the Company paid approximately $25.3 million and approximately $56.9 million, respectively, to Cole Capital for selling commissions and dealer manager fees of which approximately $22.3 million and approximately $50.2 million, respectively, was reallowed to participating broker-dealers. No such fees were paid to Cole Capital during the period from January 22, 2008 (date of inception) to September 30, 2008. At September 30, 2009, approximately $25,000 of dealer manager fees had not been paid by the Company, and is included in due to affiliates on the condensed consolidated unaudited financial statements.

All organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer-manager fee) are paid for by CR III Advisors or its affiliates and are reimbursed by the Company up to 1.5% of gross offering proceeds. During the three and nine months ended September 30, 2009, the Company reimbursed CR III Advisors approximately $4.3 million and approximately $9.6 million, respectively, for organization and offering expenses of the Offering. No amounts were reimbursed to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008. At September 30, 2009, approximately $309,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company.

CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2.0% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price. The Company expects acquisition expenses to be approximately 0.5% of the purchase price of each property. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees. During the three and nine months ended September 30, 2009, the Company paid an affiliate of CR III Advisors approximately $3.5 million and approximately $8.5 million, respectively, for acquisition fees. No such fees were paid to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008. During the three and nine months ended September 30, 2009, the Company reimbursed CR III Advisors approximately $210,000 for acquisition costs incurred in the process of acquiring properties. No such costs were reimbursed to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008. At September 30, 2009, approximately $56,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring properties have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company. During the three and nine months ended September 30, 2009, the Company paid to CR III Advisors approximately $500,000 and approximately $800,000, respectively, for finance coordination fees. No such fees were paid to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008. At September 30, 2009, no amounts were payable to CR III Advisors for finance coordination fees.

The Company paid, and expects to continue to pay, to Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its affiliated property manager, fees for the management and leasing of the Company’s properties. Property management fees are expected to equal 2.0% of revenue for single-tenant properties and 4.0% of revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates plus all payments to third parties will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company will reimburse Cole Realty Advisors’ costs of managing and leasing the properties. The Company will not reimburse Cole Realty Advisors for personnel costs in connection with services for which Cole Realty Advisors receives real estate commissions. During the three and nine months ended September 30, 2009, the Company paid to Cole Realty Advisors approximately $135,000 and approximately $200,000, respectively, for property management fees. During the period from January 22, 2008 (date of inception) to September 30, 2008, the Company did not pay any fees to Cole Realty Advisors. The Company reimbursed Cole Realty Advisors approximately $20,000 for property management costs during three and nine months ended September 30, 2009. During the period from January 22, 2008 (date of inception) to September 30, 2008, the Company did not reimburse property management costs to Cole Realty Advisors. At September 30, 2009, approximately $19,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the condensed consolidated unaudited financial statements.

The Company paid, and expects to continue to pay, to CR III Advisors an annualized asset management fee of 0.50% of the aggregate asset value of the Company’s assets (the “Asset Management Fee”). The fee is payable monthly in an amount equal to 0.0417% of aggregate asset value as of the last day of the immediately preceding month. The Company will reimburse costs and expenses incurred by Cole Realty Advisors in providing asset management services. During the three and nine months ended September 30, 2009, the Company paid to CR III Advisors approximately $423,000 and approximately $640,000, respectively, for asset management fees. No such fees were paid to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008. During the three and nine months ended September 30, 2009, the Company reimbursed to CR III Advisors approximately $38,000 for costs incurred by CR III Advisors in providing asset management services. No such costs were reimbursed to CR III Advisors during the period from January 22, 2008 (date of inception) to September 30, 2008. At September 30, 2009, approximately $17,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

If CR III Advisors or its affiliates provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds. The Company will not reimburse CR III Advisors or its affiliates for personnel costs in connection with services for which CR III Advisors or its affiliates receive real estate commissions. During the three and nine months ended September 30, 2009, the Company did not pay any fees or amounts to CR III Advisors or its affiliates relating to the sale of properties. No such fees were paid to CR III Advisors or its affiliates during the period from January 22, 2008 (date of inception) to September 30, 2008.

Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”).

Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which (i) the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds (ii) the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.

The Company will reimburse CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees or real estate commissions. During the three and nine months ended September 30, 2009, the Company reimbursed approximately $222,000 for such costs. No such costs were reimbursed to CR III Advisors or its affiliates during the period from January 22, 2008 (date of inception) to September 30, 2008. At September 30, 2009, approximately $121,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the condensed consolidated unaudited financial statements.

In connection with the real estate acquisitions noted above in Note 4, the Company entered into eight loans totaling approximately $41.6 million, all of which were variable rate debt with interest rates benchmarked to the 3-month LIBOR rate plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain wholly-owned subsidiaries of CCPT III OP. Of the $41.6 million, approximately $13.9 million was borrowed from Series B, approximately $15.7 million was borrowed from Series C, and approximately $12.0 million was borrowed from Series D, each of which is an affiliate of the Company’s advisor. The loans from Series C and Series D contain a revolving line of credit feature that allows the Company to borrow up to approximately $15.7 million and approximately $12.0 million, respectively and each loan matures in January 2010. The loan from Series B matured on March 31, 2009. The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances. The loans were repaid in full during the nine months ended September 30, 2009, with gross offering proceeds. The Company paid approximately $184,000 of interest related to the aforementioned loans from affiliated entities.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

During the nine months ended September 30, 2009, the Company acquired a 100% interest in six commercial properties from affiliates of the Company’s advisor for an aggregate purchase price of approximately $46.2 million. A majority of the Company’s board of directors, including all of the Company’s independent directors, not otherwise interested in the acquisitions, approved the acquisitions as being fair and reasonable to the Company, and that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates.

NOTE 9 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

NOTE 10 — NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007),Business Combinations, codified primarily in ASC 805, Business Combinations (“ASC 805”). ASC 805 clarifies and amends the accounting guidance for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of ASC 805 became effective for the Company for any business combinations occurring on or after January 1, 2009. The adoption of ASC 805 has had a material impact on the condensed consolidated unaudited financial statements due to the expensing of acquisition costs, which previously would have been capitalized under SFAS No. 141. The Company expensed approximately $4.7 million and approximately $11.3 million of acquisition expenses during the three and nine months ended September 30, 2009, respectively.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB 51, codified primarily in ASC 810, Consolidation (“ASC 810”). This statement amends ARB 51 and revises accounting and reporting requirements for noncontrolling interest (formerly minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 was effective for the Company on January 1, 2009. The provisions of this standard are applied retrospectively upon adoption. The adoption of ASC 810 has not had a material impact on the Company’s condensed consolidated unaudited financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133, codified primarily in ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about an entity’s derivative and hedging activities including, descriptions of how and why the entity uses derivative instruments, how such instruments are accounted for under SFAS No. 133 and how derivative instruments affect the entity’s financial position, operations, and cash flow. The adoption of ASC 815 has not had a material impact on the Company’s condensed consolidated unaudited financial statement disclosures.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. SFAS 157-4, Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly (“FSP No. SFAS 157-4”), codified primarily in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides guidance on determining fair value when market activity has decreased. The Company elected to early adopt ASC 820 as it relates to FSP No. SFAS 157-4 beginning January 1, 2009. Its adoption has not had a material impact on the Company’s condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS- (Continued)

September 30, 2009

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, codified primarily in ASC 320, Investments—Debt and Equity Securities (“ASC 320”), addresses other-than-temporary impairments for debt securities. The Company elected to early adopt ASC 320 beginning January 1, 2009. The adoption of ASC 320 has not had a material impact on the Company’s condensed consolidated unaudited financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, codified primarily in ASC 855, Subsequent Events (“ASC 855”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855 was effective for the Company on April 1, 2009. The additional disclosures required by this pronouncement are included in Note 11 below.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification™ (the “Codification”) will become the source of authoritative GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for Securities and Exchange Commission registrants. The Codification became effective on July 1, 2009 and superseded all then-existing non-Securities and Exchange Commission accounting and reporting standards. All other non-grandfathered non-Securities and Exchange Commission accounting literature not included in the Codification is nonauthoritative. The Company adopted the Codification beginning on July 1, 2009. Because the Codification is not intended to change GAAP, it did not have a material impact on the Company’s condensed consolidated unaudited financial statements.

In August 2009, the FASB issued Accounting Standard Update (“ASU”) 2009-05, Fair Value Measurements and Disclosures (“ASU 2009-05”), which provides alternatives to measuring the fair value of liabilities when a quoted price for an identical liability traded in an active market does not exist. The alternatives include using either (1) a valuation technique that uses quoted prices for identical or similar liabilities or (2) another valuation technique, such as a present value technique or a technique that is based on the amount paid or received by the reporting entity to transfer an identical liability. The amended guidance will be effective for the Company beginning October 1, 2009. The Company does not expect the adoption of ASU 2009-05 to have a material impact on its condensed consolidated unaudited financial statements.

NOTE 11 — SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of filing its Quarterly Report on Form 10-Q on November 12, 2009.

Sale of Shares of Common Stock

As of November 12, 2009, the Company had received approximately $801.2 million in gross offering proceeds through the issuance of approximately 80.2 million shares of its common stock in the Offering (including shares sold pursuant to the DRIP). As of November 12, 2009, approximately 150.6 million shares remained available for sale to the public for an aggregate offering price of approximately $1.5 billion in the Offering, exclusive of shares available under the DRIP.

Redemption of Shares of Common Stock

Subsequent to September 30, 2009, the Company redeemed 5,000 shares for $50,000 due to the request upon the death of a stockholder.

Real Estate Acquisitions

Subsequent to September 30, 2009, the Company acquired a 100% interest in 9 commercial real estate properties for an aggregate purchase price of approximately $71.0 million. The acquisitions were funded with net proceeds of the Offering. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide the disclosures included in Note 4 for these properties. Acquisition related expenses totaling approximately $1.7 million were expensed as incurred.